Exhibit 99.18

APHRIA ANNOUNCES $11.5 MILLION STRATEGIC INVESTMENT IN SCIENTUS PHARMA

Innovative extraction process opens door to future cannabinoid based medical products

Leamington, Ontario — August 15, 2017 — Aphria Inc. (“Aphria” or the “Company”) (TSX: APH or USOTCQB: APHQF), is pleased to announce that it invested $11.5 million in HydRx Farms, Ltd. (o/a Scientus Pharma) (“Scientus Pharma”) by way of a senior, secured convertible debenture (“Debenture”). The Debenture has a two-year term, bears interest at the rate of 8%, paid semi-annually, is convertible into the common shares of Scientus Pharma at the rate of $2.75 a share and is secured by a first charge on all of the current and future assets of Scientus Pharma.

Scientus Pharma is a vertically-integrated biopharmaceutical company focused on the development of drugs that target the endocannabinoid receptors throughout the body for the treatment of diseases of the brain, organs, connective tissues, etc. Scientus Pharma is raising the bar of cannabinoid products from medical-grade to pharmaceutical-grade. Leveraging its proprietary, patent-pending formulation and processing technologies, Scientus Pharma is committed to leading the medical cannabis market towards pharmaceutical standards in manufacturing, formulations and dosing.

“We are excited to enhance our relationship with industry leader Scientus Pharma,” said Vic Neufeld, Chief Executive Officer of Aphria. “Their proposed pipeline of new and innovative products represent a major step forward for cannabinoid based medical products in Canada. Gaining access to their dealer’s license provides Aphria immediate access in the short-term to enhanced global opportunities.”

“We are excited to welcome Aphria as a strategic investor,” said Trevor Folk, Chief Executive Officer of Scientus Pharma. “Coming on the heels of the two companies completing a major wholesale supply agreement in June, this sizable investment serves to validate the Scientus Pharma business model to be the leader in extractions, formulations and provider of best of breed derivative medical cannabinoid based products. It also significantly expands our existing partnership, allowing Scientus Pharma to complete implementation of its patent pending commercial scale microwave extraction platform, an important step toward creating an active pharmaceutical ingredient that can be subsequently formulated into a range of effective dosing forms, and to execute the commercial launch of its first differentiated product.”

We Have a Good Thing Growing.

About Aphria

Aphria Inc., one of Canada’s lowest cost producers, produces, supplies and sells medical cannabis. Located in Leamington, Ontario, the greenhouse capital of Canada. Aphria is truly powered by sunlight, allowing for the most natural growing conditions available. Aphria is committed to providing pharma-grade medical cannabis, superior patient care while balancing patient economics and returns to shareholders. Aphria was the first public licensed producer to report positive cash flow from operations and the first to report positive earnings in consecutive quarters.

About Scientus Pharma

Scientus Pharma Inc. is a vertically-integrated biopharmaceutical Licensed Dealer under the Narcotics Control Regulations of Canada who conducts fundamental research on cannabinoids (genetic, bio molecular, etc.) with a focus on developing and commercializing pharmaceutical-grade cannabinoid derivative products. Being one of a limited number of Licensed Dealers in Canada authorized to handle and conduct cannabinoid products, Scientus Pharma has the ability to wholesale, buy, process and sell cannabinoid derivatives, from and to Licensed Producers, as well as international markets.

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For further information please contact:

Trevor Folk

President & CEO — HydRx Farms, Ltd. (o/a Scientus Pharma)

289-492-1467

Nina Godard

Edelman

nina.godard@edelman.com

416-455-6324

Vic Neufeld

President & CEO — Aphria Inc.

1-844-427-4742

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Certain information in this news release constitutes forward-looking statements under applicable securities laws. Any statements that are contained in this news release that are not statements of historical fact may be deemed to be forward-looking statements. Forward looking statements are often identified by terms such as “may”, “should”, “anticipate”, “expect”, “potential”, “believe”, “intend” or the negative of these terms and similar expressions. Forward-looking statements in this news release include, but are not limited to, statements with respect to internal expectations, estimated margins, expectations with respect to actual volumes under the agreement, expectations for future growing capacity and costs, the completion of any capital project or expansions, and expectations with respect to future production costs. Forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; adverse industry events; marketing costs; loss of markets; future legislative and regulatory developments involving medical marijuana; inability to access sufficient capital from internal and external sources, and/or inability to access sufficient capital on favourable terms; the medical marijuana industry in Canada generally, income tax and regulatory matters; the ability of Aphria to implement its business strategies; competition; crop failure; currency and interest rate fluctuations and other risks.

Readers are cautioned that the foregoing list is not exhaustive. Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated.

Forward-looking statements contained in this news release are expressly qualified by this cautionary statement.